UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 9, 2024

10X CAPITAL VENTURE ACQUISITION CORP. III
(Exact name of registrant as specified in its charter)

Cayman Islands	001-41216	98-1611637
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 World Trade Center, 85th Floor New York, New York	10007
(Address of principal executive offices)	(Zip Code)

(212) 257-0069
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, par value $0.0001, and one-half of one redeemable warrant	VCXB.U	NYSE American LLC
Class A ordinary shares, par value $0.0001 per share	VCXB	NYSE American LLC
Warrants, each whole warrant exercisable for one Class A ordinary share, each at an exercise price of $11.50 per share	VCXB WS	NYSE American LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events.

Extension Approval

As previously disclosed, on October 12, 2023, 10X Capital Venture Acquisition Corp. III, a Cayman Islands exempted company (“10X III”) held an extraordinary general meeting of shareholders, at which 10X III’s shareholders approved, by special resolution, the proposal to amend 10X III’s Second Amended and Restated Memorandum and Articles of Association to extend the date by which 10X III must (1) consummate a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination (an “initial business combination”), (2) cease its operations except for the purpose of winding up if it fails to complete such initial business combination, and (3) redeem all of the Class A ordinary shares, par value $0.0001 per share, included as part of the units sold in its initial public offering, from October 14, 2023 to January 14, 2024 (the “Extended Date”) and to allow the board of directors of 10X III (the “Board”), without another shareholder vote, to elect to further extend the date to consummate an initial business combination after the Extended Date for up to six additional months, by one or more months each time, upon two days’ advance notice prior to the applicable deadline, up to July 14, 2024, unless the closing of an initial business combination should have occurred prior thereto.

On January 9, 2024, the Board approved the extension of the date by which 10X III is required to complete an initial business combination until March 14, 2024 (the “First Optional Extension”). This Current Report on Form 8-K constitutes notice to shareholders of the Board’s approval of the First Optional Extension.

Liquidation of Investment Held in the Trust Account into Cash Held in an Interest-Bearing Demand Deposit Account

In order to mitigate the potential risks of being deemed to have been operating as an unregistered investment company for purposes of the Investment Company Act of 1940, as amended (the “Investment Company Act”), 10X III has determined to instruct Continental Stock Transfer & Trust Company, the trustee with respect to 10X III’s trust account (the “Trust Account”), to liquidate the U.S. government treasury obligations and money market funds held in the Trust Account on or about January 10, 2024 and to hold all funds in the Trust Account in cash in an interest-bearing demand deposit account until the earlier of consummation of 10X III’s initial business combination or liquidation. Interest on such demand deposit account is variable and therefore such rate of interest may decrease or increase significantly. As a result, following such liquidation, 10X III may receive less interest on the funds held in the Trust Account, which would reduce the dollar amount public shareholders would receive upon any redemption or liquidation of 10X III.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 10, 2024
10X CAPITAL VENTURE ACQUISITION CORP. III

	By:	/s/ David Weisburd
	Name:	David Weisburd
	Title:	Chief Executive Officer